

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

February 17, 2009

By U.S. mail and facsimile

Mr. Steven J. Armond
Chief Financial Officer
American CareSource Holdings, Inc.
5429 Lyndon B. Johnson Freeway
Suite 700
Dallas, Texas 75240

> **Re:** **American CareSource Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Response Letter Dated February 3, 2009**
> **File No. 001-33094**

Dear Mr. Armond:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page F-6

Note 1. Summary of Significant Accounting Policies, page F-6

Revenue recognition, page F-7

We understand from your response to our letter dated January 14, 2009, that you do not consider the patient to be part of the arrangement. However, we believe the patient should be included in the analysis of the arrangement because a significant portion of the payment you receive is for services provided to the patient and the patient serves as the customer who ultimately receives healthcare services. In determining who serves as the primary obligor in the arrangement, the party who is responsible for fulfilling the healthcare services desired by the patient must be determined. You provide access to a network of providers and management services, but you are not responsible for providing the services desired by the patient in light of the fact that (i) you do not practice healthcare services, make any clinical decisions regarding care of patients, nor provide any benefits coverage; (ii) the healthcare payor is ultimately responsible for accepting or denying claims; (iii) your contract with the service providers indemnifies you from liability resulting from fault of the providers in the performance of their services; and (iv) the patient has no visibility to your existence in the arrangement and thus does not look to you for fulfillment. Paragraph 7 of EITF 99-19 asserts that "responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment." Another indicator of net reporting is the fact that you are not obligated to pay the service provider until you have received payment from the healthcare payor.

We acknowledge that an indicator of gross reporting is present by virtue of the pricing/margin risk stemming from the separate contractual arrangements with the healthcare payors and the service providers; however, we do not believe this indicator sufficiently outweighs the other indicators of net reporting.

Please revise the presentation of your statements of operations to present revenues and costs of revenues on a net basis. Furthermore, revise your MD&A and revenue recognition policy footnote to clarify the description of your operations and your revised accounting policy. Supplementally provide to us proposed disclosures that reflect your revisions.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services

cc: Jeffrey A. Baumel, Esq.
Via fax no. 973-912-7199